Writer’s Direct Dial: +1 212 225 2510 E-Mail: wgorin@cgsh.com

March 1, 2013

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2012 Filed June 27, 2012 Form 20-F/A for the Fiscal Year Ended March 31, 2012 Filed July 20, 2012 File No. 1-06439

Dear Mr. Spirgel,

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the February 27, 2013 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and Sony’s Amended Annual Report on Form 20-F/A for the fiscal year ended March 31, 2012.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE

Due to the nature of the Staff’s comments, Sony would appreciate receiving approval from the Staff to file its response on or about March 27, 2013.

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Very truly yours,

/s/   William F. Gorin
William F. Gorin

cc:
Mr. Masaru Kato, Executive Vice President and Chief Financial Officer
Ms. Nicole Seligman, Executive Vice President and General Counsel
        Sony Corporation

Ms. Kathryn Jacobson, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant
Mr. Jonathan Groff, Staff Attorney
Mr. Robert S. Littlepage
        Division of Corporation Finance, Securities and Exchange Commission